June 25, 2007

Mail Stop 6010

Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11465 Sunset Hills Road
Suite 200
Reston, VA 20190

>   **Re: comScore, Inc.**
>   **Amendment No. 4 to Form S-1**
>   **Filed June 22, 2007**
>   **File No. 333-141740**

Dear Dr. Abraham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please clarify the section of rule 457 on which you rely.

Exhibit 5.1

2.   We note the last sentence of the second paragraph. Please file an opinion that does not imply that counsel (1) is not qualified to opine on governing law or (2) examined only a portion of relevant law.

3.   Please revise the third paragraph to clearly indicate whether the opinion covers the shares offered for the selling security holders.

4.   Given that the opinion is conditioned on the terms of the underwriting agreement, please tell us why the opinion must also be conditioned on board resolutions. Include in your response how the board resolutions differ from the disclosure in the prospectus and the underwriting agreement.

5.   Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should submit this written confirmation as correspondence on the EDGAR system.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Magid M. Abraham, Ph.D.
comScore, Inc.
June 25, 2007
Page 3

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati